Ruvane Fund Management Corporation
4 Benedek Road
Princeton, New Jersey 08540

October 24, 2008

Karen J. Garnett Assistant Director United States Securities and Exchange Commission Washington, D.C. 20549

Re:	RFMC Global Directional Fund, L.P. Amendment No. 4 to Form 10 File No. 000-53118

Dear Ms. Garnett:

        Ruvane Fund Management Corporation, a registered commodity pool operator and the general partner of RFMC Global Directional Fund, L.P. (the "Company") is writing in response to your letter dated October 10, 2008 relating to the Company's Amendment No. 3 to Form 10.  Your comment from the October 10, 2008 letter is set forth below and my response is set forth under it in italicized type.

Trading Program, page 4

1.

We note your response to comment 2 from our letter dated July 9, 2008.  Please revise your disclosure further to state the percentage of your total portfolio represented by each sector.  The disclosure should reflect the relative distribution of your holdings across sectors as of the end of your last fiscal year.

The Form 10K-A has been amended on page 5 in response to this comment.

The Company hereby acknowledges that:

• the Company is responsible for the adequacy ad accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Karen J. Garnett October 24, 2008 Page 2

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Sincerely,

Robert L. Lerner

President, Ruvane Fund Management Corporation, the general partner of RFMC Global Directional Fund, L.P.